Exhibit 99.1

Legend Biotech Announces Appointment of Global Head of Research and Early Development

SOMERSET, N.J.--(BUSINESS WIRE)--April 1, 2022--Legend Biotech Corporation (NASDAQ: LEGN) (Legend Biotech), a global biotechnology company developing, manufacturing and commercializing novel therapies to treat life-threatening diseases, today announced the appointment of Guowei Fang, Ph.D., as Senior Vice President, Global Head of Research and Early Development.

Dr. Guowei Fang is an accomplished scientist and pharmaceutical research and development leader who brings a wealth of experience in oncology and immunology to the role. Dr. Fang comes to Legend Biotech from Zymeworks Inc, where he served as senior vice president of Research and oversaw the development of novel platforms and a portfolio of multi-functional biologics and antibody drug conjugates. Prior to that, Dr. Fang led discovery and early development initiatives as Head of Discovery at Pharmacyclics, an AbbVie company. In that role, he built the Research, Discovery, Translation and Clinical Pharmacology organizations; delivered a broad pipeline of hematological assets; and supported the clinical development of IMBRUVICA®. Before joining Pharmacyclics, Dr. Fang worked at Genentech and AbbVie, where he focused on oncology research and discovery. Dr. Fang will be responsible for advancing the company’s multiple pipeline agents for hematologic and solid cancers and steering R&D in the United States, Ireland and China.

“We are delighted to welcome Dr. Guowei Fang. We are confident that he will lead our R&D teams toward success and help them to make significant breakthroughs in the field of cell therapy,” Ying Huang, Ph.D., Chief Executive Officer and Chief Financial Officer, said.

Dr. Fang received his postdoctoral training in cell biology and cancer biology from Harvard Medical School and holds a Doctor of Philosophy from the University of Colorado—Boulder in biochemistry, cell biology and cancer biology. Before he transitioned into the pharmaceutical industry, Dr. Fang was a faculty member at Stanford University, where he led initiatives in cancer research.

Dr. Fang will assume the responsibilities of Frank Fan, M.D., Ph.D., who resigned from the Company effective March 30, 2022.

Dr. Huang added: “Dr. Frank Fan’s ground-breaking work helped drive the development of our lead product candidate and we are grateful for his contributions to Legend.”

About Legend Biotech

Legend Biotech is a global biotechnology company dedicated to treating, and one day curing, life-threatening diseases. Headquartered in Somerset, New Jersey, we are developing advanced cell therapies across a diverse array of technology platforms, including autologous and allogenic chimeric antigen receptor T-cell, T-cell receptor (TCR-T), and natural killer (NK) cell-based immunotherapy. From our three R&D sites around the world, we apply these innovative technologies to pursue the discovery of safe, efficacious and cutting-edge therapeutics for patients worldwide.

Learn more at www.legendbiotech.com and follow us on Twitter and LinkedIn.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to Legend Biotech’s strategies and objectives; statements relating to CARVYKTI™, including Legend Biotech’s expectations for CARVYKTI™, such as Legend Biotech’s manufacturing and commercialization expectations for CARVYKTI™ and the potential effect of treatment with CARVYKTI™; statements about submissions for cilta-cel to, and the progress of such submissions with, the U.S. Food and Drug Administration (FDA), the European Medicines Agency (EMA), the Chinese Center for Drug Evaluation of National Medical Products Administration (CDE) and other regulatory authorities; the anticipated timing of, and ability to progress, clinical trials, including patient enrollment; the submission of Investigational New Drug (IND) applications to, and maintenance of such applications with, regulatory authorities; the ability to generate, analyze and present data from clinical trials; and the potential benefits of Legend Biotech’s product candidates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. Legend Biotech’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including as a result of additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by our third party partners; uncertainties arising from challenges to Legend Biotech’s patent or other proprietary intellectual property protection, including the uncertainties involved in the U.S. litigation process; competition in general; government, industry, and general public pricing and other political pressures; the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation; as well as the other factors discussed in the “Risk Factors” section of the Legend Biotech’s Annual Report filed with the Securities and Exchange Commission on April 2, 2021. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this press release as anticipated, believed, estimated or expected. Any forward-looking statements contained in this press release speak only as of the date of this press release. Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Contacts

Investors:
Joanne Choi, Senior Manager of Investor Relations, Legend Biotech
joanne.choi@legendbiotech.com

Crystal Chen, Manager of Investor Relations, Legend Biotech
crystal.chen@legendbiotech.com

Press:
Tina Carter, Corporate Communications Lead, Legend Biotech
tina.carter@legendbiotech.com
(908) 331-5025